NEW DAY FINANCIAL MANAGEMENT, INC.

55 S. Valley Verde Dr. #235-106

Henderson, NV 89012

March 19, 2012

To:	Duc Dang, Senior Counsel
Or Sandra B. Hunter, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New Day Financial Management, Inc.
Amendment Number 5 to Registration Statement on Form S-1
Filed November 10, 2011
File No.: 333-166801

Dear Mr. Deng:

The following are the company’s responses and revisions to its filing pursuant to your letter dated November 30, 2011:

General

1.

On the cover page, you indicate that transferees, pledges, and donees may sell shares using this prospectus.  On page 12, you disclose that a prospectus supplement would be filed only if a recipient could sell over 500 shares.  Please refer to Question 220.04 of the Divisions CDIs located at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm for guidance and revise your disclosure accordingly.

The disclosure on page 12 of the registration statement has been revised, as follows:

The Selling Stockholders may transfer the shares by means of gifts, donations and contributions.  This prospectus may be used by the recipients of such gifts, donations and contributions to offer and sell the shares received by them, provided that a prospectus supplement would need to be filed pursuant to Section 424(b) of the Securities Act to reflect the transfer from a previously identified Selling Stockholder.  Such prospectus supplement would be required to be delivered, together with this prospectus, to any purchaser of such shares.

2.

Please provide updated financial statements in your next amendment.

The Registrant has provided financial statements audited through the years ended December 31, 2011 and 2010.

Summary Financial Information, page 6

3.

We note your response to prior comment 6.  Similarly, please review your balance sheet data within the summary financial information so that the sum of liabilities and equity will equal your assets as of December 31, 2010.

The Summary Financial Information has been revised.

United States Securities and Exchange Commission

Re: New Day Financial Management, Inc.

March 19, 2012

Dependence on One of a Few Major Customers, page 17

4.

Please revise to identify your major customers or advise.  Also, please review your MD&A to clarify whether the revenues disclosed were from recurring customers or new customers in the periods discussed.

The Registrant believes disclosure of its client list to the general public does not serve the Commission’s intent.  In reference to SEC Release No. 33-7620, Paragraph B(2), the Registrant appreciates the Commission’s position that the “identity of major customers is material information to investors” as the “disclosure allows a reader to better assess risks associated with a particular customer.”  The Commission’s intent is to protect investors in the event the Registrant was to lose one or more of its significant customers.

The Registrant discloses, in multiple instances throughout the registration statement, that none of its customers are engaged for any guaranteed duration and there exist no long-term arrangements or contracts.  All services are performed on a per-project basis and there is nothing to imply the Registrant will receive continuing contracts.  To wit: the Registrant has no recurring customers.  An investor who believes otherwise has not fully read or understood the disclosure contained in the prospectus.  Given the foregoing, the Registrant believes disclosure of its client list, while satisfying the Commission’s request, provides no additional value to a potential investor.

During the year ended December, 2011, two customers (Schor and Associates and The Shamanastary Farm) accounted for 100% of our revenue.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Income taxes, page 29

5.

We note your response to prior comment 5.  Please remove or modify the disclosure which currently states that no income tax expense has been incurred as of December 31, 2010 and 2009 as your income statement includes income tax expenses of $3,137 for the year ended December 31, 2010.

The Registrant believes this comment is no longer applicable given that the registration statement has been revised to include updated financial statements as of December 31, 2011 and 2010.

Management’s Discussion and Plan of Operation, page 40

Plan of Operations, page 42

6.

We note your response to prior comment 8 and we reissue that comment in part.  Please revise to update your disclosure in this section considering we are currently in the fourth quarter of 2011.  For example purposes only, we note that you indicate on page 43 that the completion of your website has been delayed until the third quarter of 2011.

The Plan of Operation section has been revised, accordingly.

Phase III: Long-Term Expansion Plans

Attract third-party consultants to assist in servicing clients, page 44

7.

Please revise your disclosure to indicate when you anticipate hiring third-party consultants.

The registration statement has been revised to note that the Registrant currently has no plans to hire third-party consultants for the remainder of 2012.

United States Securities and Exchange Commission

Re: New Day Financial Management, Inc.

March 19, 2012

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Karen Mannix

Karen Mannix

President and CEO

New Day Financial Management, Inc.

Enclosures